SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13G
            Under the Securities Exchange Act of 1934
                       (Amendment No. 2)*

                    VISUAL EDGE SYSTEMS, INC.
                        (Name of Issuer)

             Common Stock, par value $0.01 per share
                 (Title of Class of Securities)

                           928430 10 7
                         (CUSIP Number)

                           May 1, 1999
     (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.928430 10 7                       Amendment No. 2 to 13G

(1)  Name of Reporting Person          Infinity Investors Limited

     I.R.S. Identification
     No. of Above Person (entities only)                      N/A
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a                      (a)  [X]
     Member of a Group*                                  (b)  [ ]
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Citizenship or Place of Organization      Nevis, West Indies
-----------------------------------------------------------------
Number of Shares
Beneficially
Owned by Each
Reporting Person
With:               (5)  Sole Voting Power              1,269,357
-----------------------------------------------------------------
                    (6)  Shared Voting Power              452,098
-----------------------------------------------------------------
                    (7)  Sole Dispositive Power         1,269,357
-----------------------------------------------------------------
                    (8)  Shared Dispositive Power         452,098
-----------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned                1,721,455
     by Each Reporting Person
-----------------------------------------------------------------
(10) Check Box if the Aggregate Amount in                     [ ]
     Row (9) Excludes Certain Shares*
-----------------------------------------------------------------
(11) Percent of Class Represented by                         9.9%
     Amount in Row (9)
-----------------------------------------------------------------
(12) Type of Reporting Person*                                 CO
-----------------------------------------------------------------
*    SEE INSTRUCTIONS

CUSIP NO.928430 10 7                       Amendment No. 2 to 13G


(1)  Name of Reporting Person                IEO Holdings Limited

     I.R.S. Identification
     No. of Above Person (entities only)                      N/A
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a                      (a)  [X]
     Member of a Group*                                  (b)  [ ]
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Citizenship or Place of Organization      Nevis, West Indies
-----------------------------------------------------------------
Number of Shares
Beneficially
Owned by Each
Reporting Person
With:               (5)  Sole Voting Power                      0
-----------------------------------------------------------------
                    (6)  Shared Voting Power                    0
-----------------------------------------------------------------
                    (7)  Sole Dispositive Power                 0
-----------------------------------------------------------------
                    (8)  Shared Dispositive Power               0
-----------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned                1,721,455
     by Each Reporting Person
-----------------------------------------------------------------
(10) Check Box if the Aggregate Amount in                     [ ]
     Row (9) Excludes Certain Shares*
-----------------------------------------------------------------
(11) Percent of Class Represented by                         9.9%
     Amount in Row (9)
-----------------------------------------------------------------
(12) Type of Reporting Person*                                 CO
-----------------------------------------------------------------
*    SEE INSTRUCTIONS

CUSIP NO.928430 10 7                       Amendment No. 2 to 13G


(1)  Name of Reporting Person             Glacier Capital Limited

     I.R.S. Identification
     No. of Above Person (entities only)                      N/A
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a                      (a)  [X]
     Member of a Group*                                  (b)  [ ]
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Citizenship or Place of Organization      Nevis, West Indies
-----------------------------------------------------------------
Number of Shares
Beneficially
Owned by Each
Reporting Person
With:               (5)  Sole Voting Power                226,049
-----------------------------------------------------------------
                    (6)  Shared Voting Power            1,495,406
-----------------------------------------------------------------
                    (7)  Sole Dispositive Power           226,049
-----------------------------------------------------------------
                    (8)  Shared Dispositive Power       1,495,406
-----------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned                1,721,455
     by Each Reporting Person
-----------------------------------------------------------------
(10) Check Box if the Aggregate Amount in                     [ ]
     Row (9) Excludes Certain Shares*
-----------------------------------------------------------------
(11) Percent of Class Represented by                         9.9%
     Amount in Row (9)
-----------------------------------------------------------------
(12) Type of Reporting Person*                                 CO
-----------------------------------------------------------------
*    SEE INSTRUCTIONS

CUSIP NO.928430 10 7                       Amendment No. 2 to 13G


(1)  Name of Reporting Person              Summit Capital Limited

     I.R.S. Identification
     No. of Above Person (entities only)                      N/A
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a                      (a)  [X]
     Member of a Group*                                  (b)  [ ]
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Citizenship or Place of Organization                   Texas
-----------------------------------------------------------------
Number of Shares
Beneficially
Owned by Each
Reporting Person
With:               (5)  Sole Voting Power                226,049
-----------------------------------------------------------------
                    (6)  Shared Voting Power            1,495,406
-----------------------------------------------------------------
                    (7)  Sole Dispositive Power           226,049
-----------------------------------------------------------------
                    (8)  Shared Dispositive Power       1,495,406
-----------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned                1,721,455
     by Each Reporting Person
-----------------------------------------------------------------
(10) Check Box if the Aggregate Amount in                     [ ]
     Row (9) Excludes Certain Shares*
-----------------------------------------------------------------
(11) Percent of Class Represented by                         9.9%
     Amount in Row (9)
-----------------------------------------------------------------
(12) Type of Reporting Person*                                 CO
-----------------------------------------------------------------
*    SEE INSTRUCTIONS

CUSIP NO.928430 10 7                       Amendment No. 2 to 13G


Item 2(a) Name of Person Filing:

               Pursuant to Rule 13d-1(a) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Statement on Schedule 13G is filed jointly by Infinity Investors Limited ("Infinity"), IEO Holdings, Limited ("IEO"), Glacier Capital Limited ("Glacier"), and Summit Capital Limited ("Summit"). Infinity, IEO, Glacier and Summit are collectively referred to herein as the "Reporting Persons." The Reporting Persons included as Appendix A to their original Statement on Schedule 13G an agreement in writing that this Statement is filed on behalf of each of them.

          Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): Infinity Emerging Opportunities Limited ("Emerging"), HW Partners, L.P. ("HW Partners"), HW Finance, L.L.C. ("HW Finance"), Hunt Financial Partners, L.P. ("Hunt Financial"), Hunt Financial Group, L.L.C. ("Hunt Group"), Lion Capital Partners, L.P. ("Lion"), Mountain Capital Management, L.L.C. ("Mountain"), Sandera Partners, L.P. ("Sandera"), Sandera Capital Management, L.P. ("S.C.M."), Sandera Capital, L.L.C. ("Capital"), John
          A. (Pete) Bricker, Jr. ("Bricker"), Randall Fojtasek ("Fojtasek"), J. R. Holland, Jr. ("Holland"), Clark K. Hunt ("C. Hunt"), Lamar Hunt ("L. Hunt"), Mark E. Schwarz ("Schwarz") and Barrett Wissman ("Wissman"). Bricker, Fojtasek, Holland, C. Hunt, L. Hunt, Schwarz and Wissman are U.S. citizens and residents of the State of Texas.

Item 2(b) Address of Principal Business Office or, if none,
          Residence:

          The principal address of each of Infinity, IEO, Summit, Glacier and Emerging is Hunkins Waterfront Plaza, Main Street, P. O. Box 556, Charlestown, Nevis, West Indies. The principal address of the other entities set forth herein is 1601 Elm Street, Suite 4000, Dallas, Texas 75201.

CUSIP NO.928430 10 7                       Amendment No. 2 to 13G

Item 4.             Ownership:

Infinity
--------

     (a)  Amount Beneficially Owned:  1,269,357

     (b)  Percent of Class:  7.3%
     (c)  Number of Shares as to which such person has:

          (i)  sole power to vote or to direct the vote: 1,269,357

          (ii) shared power to vote or to direct the vote: 452,098

          (iii)sole power to dispose or to direct the
               disposition of:  1,269,357

          (iv) shared power to dispose or to direct the
               disposition of:  452,098

               Infinity is a Nevis, West Indies corporation, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. No single shareholder has a controlling interest in Infinity.

               HW Partners is a Texas limited partnership, the principal business of which is acting as advisor to Infinity and other entities and activities related thereto.

               HW Finance is a Texas limited liability
          company, the principal business of which is serving as the general partner of HW Partners and activities related thereto. Wissman is the Manager of HW Finance.

IEO
---

     (a)  Amount Beneficially Owned: 0.

     (b)  Percent of Class: 0

     (c)  Number of Shares as to which such person has:

          (i)  sole power to vote or to direct the vote: 0

CUSIP NO.928430 10 7                       Amendment No. 2 to 13G


          (ii) shared power to vote or to direct the vote: 0

          (iii)sole power to dispose or to direct
               the disposition of: 0
          (iv) shared power to dispose or to direct the disposition of: 0

               IEO is a Nevis, West Indies corporation, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. IEO is 100% owned by Emerging.

               Emerging is a Nevis, West Indies corporation, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. No single shareholder has a controlling interest in Emerging.

               HW Partners is a Texas limited partnership, the principal business of which is acting as advisor to IEO and other entities and activities related thereto.

               HW Finance is a Texas limited liability
          company, the principal business of which is serving as the general partner of HW Partners and activities related thereto. Wissman is the Manager of HW Finance.


Glacier
-------

     (a)  Amount Beneficially Owned:  226,049

     (b)  Percent of Class:  1.3%

     (c)  Number of Shares as to which such person has:

          (i)  sole power to vote or to direct the vote: 226,049

          (ii) shared power to vote or to direct the vote: 1,495,406

          (iii)sole power to dispose or to direct the disposition
               of:  226,049

CUSIP NO.928430 10 7                       Amendment No. 2 to 13G


          (iv) shared power to dispose or to direct the disposition
               of:  1,495,406

               Glacier is a Nevis, West Indies corporation that is 100% owned by Lion. Its principal business is the purchase, sale, exchange, acquisition and holding of investment securities. The directors of Glacier Capital Limited are James A. Loughran and Cofides S.A.

               Lion is a Texas limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities.

               Mountain is a Texas limited liability company, the principal business of which is serving as the general partner of Lion and activities related thereto. C.
          Hunt, Wissman and Fojtasek are the Managers of Mountain.

               HW Partners is a Texas limited partnership, the principal business of which is acting as advisor to Glacier and other entities and activities related thereto.

               HW Finance is a Texas limited liability company, the principal business of which is serving as the general partner of HW Partners and activities related thereto. Wissman is the Manager of HW Finance.

Summit
------

     (a)  Amount Beneficially Owned:  226,049

     (b)  Percent of Class:  1.3%

     (c)  Number of Shares as to which such person has:

          (i)  sole power to vote or to direct the vote:  226,049

          (ii) shared power to vote or to direct the vote:  1,495,406

          (iii)sole power to dispose or to direct the
               disposition of:  226,049

CUSIP NO.928430 10 7                       Amendment No. 2 to 13G


          (iv) shared power to dispose or to direct the disposition
               of:  1,495,406

          Summit is a Nevis, West Indies corporation that is 100% owned by Sandera. Its principal business is the purchase, sale, exchange, acquisition and holding of investment securities. The directors of Summit Capital Limited are Cofides S.A. and James A. Loughran.

          Sandera is a Texas limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities.

          SCM is a Texas limited partnership, the principal business of which is serving as the general partner of Sandera and activities related thereto.

          Capital is a Texas limited liability company, the principal business of which is serving as the general partner of SCM and activities related thereto. Bricker, C. Hunt and Schwarz are the Managers of Capital; and Bricker (President) and C. Hunt (Vice President and Secretary) are its principal officers.

          Hunt Financial is a Texas limited partnership and holder of 75% of the equity interests in Capital. The principal business of Hunt Financial is financial management.

          Hunt Group is a Delaware limited liability company, the principal business of which is serving as the general partner of Hunt Financial and activities related thereto. Holland, C. Hunt and L. Hunt are the Managers of the Hunt Group; and Holland (President) and C. Hunt (Vice-President) are its principal officers.

          HW Partners is a Texas limited partnership, the principal business of which is acting as advisor to Summit and other entities and activities related thereto.

          HW Finance is a Texas limited liability company, the principal business of which is serving as the general partner of HW Partners and activities related thereto.
     Wissman is the Manager of HW Finance.

CUSIP NO.928430 10 7                       Amendment No. 2 to 13G


Limitation on Conversion
------------------------

     The aggregate number of shares of the Common Stock of the Issuer (the "Common Stock") which may be deemed to have been beneficially owned by the Reporting Persons, as a group, on May 1, 1999 was 1,721,455 shares constituting approximately 9.99% of the outstanding Common Stock (based on 17,388,440 shares of Common Stock outstanding pursuant to information provided by the Issuer). Pursuant to the Third Amendment to Bridge Securities Purchase Agreement dated December 29, 1998, among the Company and the Reporting Persons, in no event shall the Reporting Persons be entitled to convert, within 60 days, any portion of the convertible instruments of the Company held by the Reporting Persons or exercise any of the warrants of the Company held by the Reporting Persons that would result in the sum of (a) the number of shares of Common Stock beneficially owned by the Reporting Persons and (b) the number of shares of Common Stock issuable upon conversion of such convertible instruments or exercise of such warrants exceeding 9.99% of the outstanding shares of Common Stock, after giving effect to such conversion.

Item 5. Ownership of 5 Percent Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [X]

     As of May 1, 1999, IEO assigned, transferred and conveyed all of IEO's right, title and interest in the securities of the Issuer to Infinity.

Item 10.  Certifications:

     By signing below, the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO.928430 10 7                       Amendment No. 2 to 13G


Date: June 9, 1999

                         Infinity Investors Limited


                         By:  /s/ J.A. LOUGHRAN
                            ---------------------------
                         Name:  J.A. Loughran
                              -------------------------
                         Title:    Director
                               ------------------------


                         IEO Holdings Limited


                         By:  /s/ J.A. BROOKS
                            ---------------------------
                         Name:          J.A. Brooks
                              -------------------------
                         Title:    Director
                               ------------------------


                         Glacier Capital Limited


                         By:  /s/ J.A. LOUGHRAN
                            --------------------------
                         Name:     J.A. Loughran
                              ------------------------
                         Title:    Director
                               -----------------------

                         Summit Capital Limited


                         By:  /s/ J.A. LOUGHRAN
                            --------------------------
                         Name:    J.A. Loughran
                              ------------------------
                         Title:    Director
                               -----------------------


            Attention:  Intentional misstatements or
              omissions of fact constitute Federal
            criminal violations (see 18 U.S.C. 1001)